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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50746

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2004___ AND ENDING ___12/31/2004___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Capital Investment Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

350 Cayuga Road
(No. and Street)

Cheektowaga	New York	14225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Alleca, Fin OP   716-812-9807
                                                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
                        (Name - if individual, state last, first, middle name)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

PROCESSED

MAR 2 9 2005

~~THOMSON~~
~~FINANCIAL~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Angelo Alleca_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Summit Capital Investment Group, Inc._____ , as of _____December 31_____ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

_____

Signed before me on February 25, 2005

_____
(Signature)

FIN OP

_____
(Title)

J. Bill Billimoria
_____
(Notary Public)

```
"OFFICIAL SEAL"
F. Bill Billimoria
Notary Public, State of Illinois
My Commission Exp. 09/20/2005
```

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Stockholder
Summit Capital Investment Group, Inc.
Cheektowaga, New York

We have audited the accompanying statement of financial condition of Summit Capital Investment Group, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Capital Investment Group, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami, Florida
February 24, 2005

SUMMIT CAPITAL INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$	2,017
RECEIVABLE FROM BROKERS (NOTES 2 AND 4)		349,407
		351,424

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities (Note 3)	$	130,786
Income taxes payable (Note 7)		5,500
Deferred income taxes (Note 7)		44,000
Total liabilities		180,286
COMMITMENT (NOTE 6)		
STOCKHOLDER'S EQUITY		171,138
	$	351,424

See accompanying notes.

2

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Summit Capital Investment Group, Inc. (the Company), a wholly owned subsidiary of Summit Capital Holdings, Inc. (the Parent), is a registered broker-dealer. The Company acts primarily as a participant with another broker-dealer in profits generated from customer transactions (see Note 4). To a lesser extent, the Company also acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. These differences result from income and expense accruals, as the Company is a cash basis taxpayer (see Note 7). A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2.   RECEIVABLE FROM BROKERS

Receivable from brokers represents amounts due from Penson Financial Services, Inc. and Carlin Equities Corp. ("Carlin"). The receivable includes a clearing deposit of $50,107, commissions receivable of $4,438, and $294,862 of receivables related to the Company's profit participation arrangement with Generic Trading of Philadelphia, LLC ("GTP") and Carlin (see Notes 4 and 6).

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities for the Company in consideration of a management fee. At December 31, 2004, $80,275 of management fees were unpaid and included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 4.   PROFIT FROM PARTICIPATION AGREEMENT

The Company is a participant in profits generated from customers introduced to GTP, a registered broker-dealer. Transactions with these customers are processed through another broker-dealer, Carlin. In connection with this profit participation agreement, the Company receives from Carlin one-half of the profits allocated to GTP's managing member on a monthly basis in arrears. At December 31, 2004, the Company was due $294,862 related to this activity, and this amount is included in receivable from brokers in the accompanying statement of financial condition.

NOTE 5.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2004, the Company's "Net Capital" was $48,551 which exceeded requirements by $39,465, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.81 to 1.

NOTE 6.   COMMITMENT

The Company is a guarantor of an obligation to Carlin, incurred by a related party. The guarantee is limited to the Company's future profit participation to be received from Carlin. The guarantee, if enforced, would be funded by a reduction in the profit participation receivable (see Note 4).

NOTE 7.   INCOME TAXES

The net deferred income tax liability at December 31, 2004 was $44,000. It consists of a $112,000 deferred tax liability relating to the commissions receivable and a $68,000 deferred tax asset relating to net operating loss carryforwards and accounts payable and accrued liabilities. The net operating loss carryforwards of approximately $51,000 expire in the years 2021 and 2024. At December 31, 2004, the Company owes the Internal Revenue Service approximately $5,500 for 1999 income taxes.